MEMORANDUM OF TERMS OF OFFERING OF
SERIES SEED-1 PREFERRED STOCK OF
MEVO INC.
March, 2020

The following is a summary of the principal terms with respect to the proposed Series Seed-1 Preferred Stock financing of Mevo Inc., a Delaware corporation (the "*Company*"), and represents only the current thinking of the parties with respect to certain of the major issues relating to the proposed private offering and does not constitute a legally binding agreement. This Memorandum of Terms does not constitute an offer to sell or a solicitation of an offer to buy securities in any state where the offer or sale is not permitted.

Offering Terms

Securities to Issue:	Shares of Series Seed-1 Preferred Stock of the Company (the "*Series Seed-1*"). Shares of Series Seed-1 to be sold over 90-day sales window.
Aggregate Proceeds:	Minimum initial closing of $200,000.36 (in aggregate).
Purchasers:	Crowdsourced investors through the WeFunder portal who purchase Series Seed-1 shares (the "*Purchasers*"). Up to $1,069,999.65 will be sold to unaccredited investors pursuant to Regulation CF, and any oversubscription may be sold to accredited investors.
Price Per Share:	Price per share (the "*Original Issue Price*"), based on a pre-money valuation of $12,000.000. Original Issue Price to be $0.80. Purchasers of first $250,000.45 of the Series Seed-1 shall pay $0.67 per share, based upon a pre-money valuation of $10,050,000.
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed-1. Series Seed-1 shall be senior in liquidation preference to Series Seed Preferred Stock. The balance of the proceeds following distributions to the Series Seed and Series Seed-1 holders, to be paid to holders of Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. The approval of a majority of the Series Seed and Series Seed-1, voting together as single class on an as-converted basis (the "*Preferred Majority*"), shall be required to (i) redeem or repurchase any shares (other than pursuant to the Company's right of repurchase at original cost); (ii) declare or pay any dividend; (iii) change the number of directors; or (iv) liquidate or dissolve, including any change of control. Separate protective provisions for Series Seed and Series Seed-1 will provide that approval of majority of each series of Preferred Stock is respectively required to (i) adversely change rights of such series of Preferred Stock; (ii) change the authorized number of shares of such series of preferred stock; or (iii) authorize a new series of Preferred Stock having rights senior to or on parity with such series of Preferred Stock. The Series Seed-1 stockholders shall <u>not</u> have the exclusive right to elect a separate Series Seed-1 director.
Board of Directors:	Board size and composition will remain unchanged, except the Preferred Majority will elect a single director instead of the Series Seed exclusively.